UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Results for Second Quarter of 2022”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2022

NOVA LTD. (Registrant) By: /s/ Dror David ————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Results for Second Quarter of 2022

Rehovot, Israel, August 4, 2022 - Nova (Nasdaq: NVMI) today announced financial results for the second quarter, the three-month period ended June 30, 2022.

Second Quarter 2022 Highlights:

•	Record quarterly revenue of $141.6 million. Up 45% year over year
•	GAAP net income of $34.9 million, or $1.09 per diluted share. Up 42% year over year on a per-share basis
•	Non-GAAP net income of $39.5 million, or $1.24 per diluted share. Up 38% year over year on a per-share basis
•	Record Optical CD Standalone revenue driven by multiple customer selections
•	Diversified geographic mix, including four major territories contributing over 15% of revenue each
•	Continued proliferation of Nova METRION®. Selected by Advanced Logic Manufacturer

GAAP Results ($K)
	Q2 2022	Q1 2022	Q2 2021
Revenues	$141,628	$133,957	$97,746
Net Income	$34,878	$34,162	$22,924
Earnings per Diluted Share	$1.09	$1.07	$0.77

Non-GAAP Results ($K)
	Q2 2022	Q1 2022	Q2 2021
Net Income	$39,546	$41,487	$26,886
Earnings per Diluted Share	$1.24	$1.30	$0.90

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

"Nova delivered sound results for the second quarter, demonstrating strength in all product lines across our dimensional, materials, and chemical metrology portfolio. Our business performance yielded another quarterly revenue record with both revenue and profitability reaching the high end of the guidance,” commented Eitan Oppenhaim, President and Chief Executive Officer. "Our solid backlog and the demand for our products across the various semiconductor technology nodes solidify our goal to continue our profitable growth this year as well.  With the company revenues exceeding $500 million in the last four quarters, we mark the realization of our Nova 500 strategic plan, which cemented the fundamentals to support our future organic and inorganic growth in the long term.”

2022 Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2022. Based on current estimates, management expects:

•	$137 million to $147 million in revenue
•	$0.89 to $1.08 in diluted GAAP EPS
•	$1.06 to $1.25 in diluted non-GAAP EPS

2022 Second Quarter Results

Total revenues for the second quarter of 2022 were $141.6 million, an increase of 6% compared with the first quarter of 2022 and an increase of 45% compared with the second quarter of 2021.

Gross margin in the second quarter of 2022 was 57%, same as the first quarter of 2022 and the second quarter of 2021.

Operating expenses in the second quarter of 2022 were $43.4 million, compared with $39.0 million in the first quarter of 2022 and $28.7 million in the second quarter of 2021.

On a GAAP basis, the Company reported net income of $34.9 million, or $1.09 per diluted share, in the second quarter of 2022. This is compared with net income of $34.2 million, or $1.07 per diluted share, in the first quarter of 2022, and net income of $22.9 million, or $0.77 per diluted share, in the second quarter of 2021.

On a non-GAAP basis, the Company reported net income of $39.5 million, or $1.24 per diluted share, in the second quarter of 2022. This is compared with net income of $41.5 million, or $1.30 per diluted share, in the first quarter of 2022, and net income of $26.9 million, or $0.90 per diluted share, in the second quarter of 2021.

Conference Call Information

Nova will host a conference call today, August 4, 2022, at 8:30 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-800-239-9838
ISRAEL TOLL-FREE Dial-in Number: 1-809-407-724
INTERNATIONAL Dial-in Number: 1-323-794-2551

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from August 4, 2022, at 11:30 a.m. Eastern Time to August 11, 2022, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 2902650

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, acquisition related expenses, inventory step-up and contingent consideration revaluation, stock-based compensation expenses, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 1, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
ASSETS	June 30, 2022	December 31, 2021
Current assets
Cash and cash equivalents	170,297	126,698
Short-term interest-bearing bank deposits	105,393	221,897
Marketable securities	88,622	61,568
Trade accounts receivable, net	94,559	68,446
Inventories	101,633	78,665
Other current assets	17,326	9,242
Total current assets	577,830	566,516
Non-current assets
Marketable securities	120,937	137,415
Interest-bearing bank deposits	3,263	3,672
Restricted interest-bearing bank deposits	1,600	1,600
Deferred tax assets	11,306	6,161
Severance pay funds	1,198	1,327
Operating lease right-of-use assets	44,873	30,627
Property and equipment, net	45,781	34,460
Intangible assets, net	45,456	2,601
Goodwill	48,534	20,114
Other long-term assets	723	661
Total non-current assets	323,671	238,638
Total assets	901,501	805,154
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	-	183,037
Trade accounts payable	36,819	36,218
Deferred revenues	19,829	15,338
Operating lease current liabilities	5,727	4,452
Other current liabilities	53,713	48,885
Total current liabilities	116,088	287,930
Non-current liabilities
Convertible senior notes, net	195,750	-
Accrued severance pay	3,628	3,686
Operating lease long-term liabilities	43,301	33,450
Long-term deferred tax liability	12,593	-
Other long-term liabilities	7,627	6,334
Total non-current liabilities	262,899	43,470
Shareholders' equity	522,514	473,754
Total liabilities and shareholders' equity	901,501	805,154

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenues:
Products	114,120	78,293	224,032	144,576
Services	27,508	19,453	51,553	37,303
Total revenues	141,628	97,746	275,585	181,879
Total cost of revenues	61,240	41,802	119,047	78,005
Gross profit	80,388	55,944	156,538	103,874
Operating expenses:
Research and development, net	22,115	15,341	41,244	29,859
Sales and marketing	12,342	9,432	24,588	18,972
General and administrative	7,455	3,388	13,511	6,927
Amortization of intangible assets	1,513	574	3,126	1,149
Total operating expenses	43,425	28,735	82,469	56,907
Operating income	36,963	27,209	74,069	46,967
Financing income (expense), net	3,568	(1,150)	4,786	(726)
Income before taxes on income	40,531	26,059	78,855	46,241
Income tax expenses	5,653	3,135	9,815	5,701
Net income for the period	34,878	22,924	69,040	40,540

Earnings per share:
Basic	1.22	0.81	2.41	1.43
Diluted	1.09	0.77	2.16	1.37

Shares used in calculation of earnings per share (in thousands):
Basic	28,688	28,304	28,662	28,259
Diluted	31,902	29,815	31,963	29,561

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash flows from operating activities:
Net income	34,878	22,924	69,040	40,540
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,001	1,596	4,036	3,175
Amortization of intangible assets	1,513	574	3,126	1,149
Amortization of premium and accretion of discount on marketable securities, net	715	283	1,544	283
Amortization of debt discount and issuance costs	318	1,051	638	2,085
Share-based compensation	4,072	2,128	7,932	4,350
Net effect of exchange rate fluctuation	2,178	(350)	2,971	12
Changes in assets and liabilities:
Trade accounts receivables, net	(17,264)	1,613	(16,794)	5,107
Inventories	(5,637)	(5,831)	(12,535)	(10,248)
Other current and long-term assets	7,925	554	(8,071)	(608)
Deferred tax assets, net	(2,331)	(1,116)	(4,940)	(1,714)
Operating lease right-of-use assets	1,123	411	2,035	817
Trade accounts payables	881	1,932	(1,060)	2,371
Deferred revenues	5,266	(147)	4,522	8,874
Operating lease liabilities	(4,332)	81	(5,138)	(1,185)
Other current and long-term liabilities	(6,234)	587	(9,385)	4,305
Accrued severance pay, net	10	93	71	55
Net cash provided by operating activities	25,082	26,383	37,992	59,368
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	-	(78,469)	-
Change in short-term and long-term interest-bearing bank deposits	66,872	2,461	116,504	(53,344)
Investment in marketable securities	(34,691)	(101,466)	(51,527)	(101,466)
Proceeds from maturities of marketable securities	18,428	1,200	34,198	1,200
Purchase of property and equipment	(4,239)	(1,318)	(7,957)	(1,806)
Net cash provided by (used in) investing activities	46,370	(99,123)	12,749	(155,416)
Cash flows from investment activities:
Purchases of treasury shares	(4,270)	-	(4,270)	-
Proceeds from exercise of options	82	-	82	-
Net cash used in financing activities	(4,188)	-	(4,188)	-
Effect of exchange rate fluctuations on cash and cash equivalents	(2,160)	272	(2,954)	34
Changes in cash and cash equivalents	65,104	(72,468)	43,599	(96,014)
Cash and cash equivalents - beginning of period	105,193	208,758	126,698	232,304
Cash and cash equivalents - end of period	170,297	136,290	170,297	136,290

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	June 30, 2022	March 31, 2022	June 30, 2021
GAAP gross profit	80,388	76,150	55,944
Stock-based compensation*	1,021	883	382
Acquisition-related inventory step-up	366	2,606	-
Non-GAAP gross profit	81,775	79,639	56,326
GAAP gross margin as a percentage of revenues	57%	57%	57%
Non-GAAP gross margin as a percentage of revenues	58%	59%	58%

GAAP operating income	36,963	37,106	27,209
Stock-based compensation*	4,072	3,860	2,128
Acquisition-related inventory step-up	366	2,606	-
Acquisition-related expenses and contingent consideration revaluation	2,392	1,355	-
Amortization of acquired intangible assets	1,513	1,613	574
Non-GAAP operating income	45,306	46,540	29,911
GAAP operating margin as a percentage of revenues	26%	28%	28%
Non-GAAP operating margin as a percentage of revenues	32%	35%	31%

GAAP net income	34,878	34,162	22,924
Stock-based compensation*	4,072	3,860	2,128
Acquisition-related inventory step-up	366	2,606	-
Acquisition-related expenses and contingent consideration revaluation	2,392	1,355	-
Amortization of acquired intangible assets	1,513	1,613	574
Amortization of debt discount and issuance costs	318	320	1,051
Revaluation of operating lease liabilities	(3,350)	(546)	554
Tax effect of non-GAAP adjustments	(643)	(1,883)	(345)
Non-GAAP net income	39,546	41,487	26,886

GAAP basic earnings per share	1.22	1.20	0.81
Non-GAAP basic earnings per share	1.38	1.45	0.95

GAAP diluted earnings per share	1.09	1.07	0.77
Non-GAAP diluted earnings per share	1.24	1.30	0.90

Shares used for calculation of earnings per share (in thousands):
Basic	28,688	28,579	28,304
Diluted	31,902	31,968	29,815

* Stock-based compensation for the three months ended June 30, 2022 included in: Cost of revenues - 1,021; Research and development, net - 1,694; Sales and marketing - 756; General and administrative - 601.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF THIRD QUARTER 2022
GAAP TO NON-GAAP GUIDANCE
(Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.89	1.08
Estimated non-GAAP items:
Stock-based compensation	0.15	0.15
Amortization of acquired intangible assets	0.05	0.05
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.04)	(0.04)
Estimated non-GAAP net income per diluted share	1.06	1.25